Exhibit 99.1

AcelRx Pharmaceuticals to Acquire Tetraphase Pharmaceuticals

AcelRx to acquire Tetraphase in a stock for stock transaction

Tetraphase shareholders to receive 14.6% of AcelRx fully diluted shares outstanding in the transaction

Transaction broadens AcelRx’s portfolio and enhances its commercial presence and strategy to become a leader in providing innovative treatments to healthcare institutions

AcelRx and Tetraphase also enter into co-promotion agreement expected to generate significant commercial synergies immediately

Acquisition expected to close in Q2 2020

REDWOOD CITY, Calif., March 16, 2020 – AcelRx Pharmaceuticals, Inc. (NASDAQ: ACRX) (AcelRx), a specialty pharmaceutical company focused on the development and commercialization of innovative therapies for use in healthcare institutions, today announced the execution of a definitive merger agreement to acquire Tetraphase Pharmaceuticals , Inc. (Tetraphase) in a stock for stock deal at an exchange ratio of 0.6303 shares of AcelRx for each share of Tetraphase, or approximately $14.4 million as of the close of trading on March 13, 2020, plus a contingent value right (CVR). The CVR represents additional consideration upon XERAVA™ (eravacycline for injection) achieving certain net sales starting in 2021. The acquisition is consistent with AcelRx’s strategic plan to expand and diversify the company’s product portfolio and create a growth platform towards becoming a leader in providing innovative treatments to healthcare institutions. The transaction was unanimously approved by both the AcelRx and Tetraphase Boards of Directors and is expected to close in the second quarter of 2020, subject to customary closing conditions. Tetraphase’s four largest shareholders, including Armistice Capital, have signed voting agreements in favor of the transaction.

AcelRx and Tetraphase have also entered into a co-promotion agreement to commercialize XERAVA™ for the treatment of complicated intra-abdominal infections (cIAI) and DSUVIA® for the management of acute pain in medically supervised settings. The co-promotion agreement will take effect immediately and enable the AcelRx and Tetraphase teams to benefit from the promotion of multiple products, leverage each company’s customer relationships, and create efficiencies amongst commercial teams prior to the closing of the merger. The combined sales team covering 35 territories will reach in excess of 70% of each company’s originally targeted hospitals, illustrating the revenue and expense synergy potential of the transaction.

“We are excited to have reached agreement with Tetraphase, a company with a well-established US salesforce and a high-growth hospital product that complements AcelRx’s commercial strategy,” said Vince Angotti, Chief Executive Officer of AcelRx. “This transaction highlights our focus on efficiently commercializing DSUVIA with a salesforce promoting multiple products and is the first step in our plan to create a growth platform to further consolidate hospital-focused pharmaceutical companies and products. We look forward to integrating XERAVA™ and the existing Tetraphase commercial infrastructure with our own as we strengthen our position on promoting innovative products to healthcare institutions.”

“This transaction marks an exciting time for both companies, and we are thrilled to collaborate with AcelRx, a partner whose strategic goals complement our own,” said Larry Edwards, President and Chief Executive Officer of Tetraphase. “We continue to believe that XERAVA is a key addition to the hospital anti-infective armamentarium, and together with AcelRx we will be able to more effectively deliver a diverse portfolio of new patient treatments to healthcare institutions.”

Under the terms of the merger agreement, each share of Tetraphase common stock will be converted into the right to receive 0.6303 shares of AcelRx common stock, subject to adjustment in certain circumstances, and a CVR that could provide up to an additional aggregate $12.5 million to Tetraphase stockholders upon the achievement of net sales of XERAVA™ of $20 million, $35 million and $55 million within the applicable timeframes, and as soon as year-end 2021. AcelRx shareholders will own approximately 85.4% of the combined company and Tetraphase shareholders will own approximately 14.6% on a pro forma, fully diluted basis, giving effect to all dilutive securities at the time of announcement, and excluding any settlement of the CVR through issuance of AcelRx common stock.

Closing of the transaction – expected in the second quarter of 2020 – is subject to Tetraphase having a defined cash level at closing and receipt of approval of its shareholders, as well as satisfaction of other customary closing conditions. The transaction does not require a vote by AcelRx stockholders.

Cooley LLP is acting as legal counsel to AcelRx.

About AcelRx Pharmaceuticals, Inc.

AcelRx Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on the development and commercialization of innovative therapies for use in healthcare institutions. AcelRx's proprietary, non-invasive sublingual formulation technology delivers sufentanil with consistent pharmacokinetic profiles. The Company has one approved product in the U.S., DSUVIA® (sufentanil sublingual tablet, 30 mcg), known as DZUVEO™ in Europe, indicated for the management of acute pain severe enough to require an opioid analgesic for adult patients in certified medically supervised healthcare settings, and one product candidate, Zalviso® (sufentanil sublingual tablet system, SST system, 15 mcg), an investigational product in the U.S., is being developed as an innovatively designed patient-controlled analgesia (PCA) system for reduction of moderate-to-severe acute pain in medically supervised settings. DZUVEO and Zalviso are both approved products in Europe.

For additional information about AcelRx, please visit www.acelrx.com.

About Tetraphase Pharmaceuticals, Inc.

Tetraphase Pharmaceuticals, Inc. is a biopharmaceutical company using its proprietary chemistry technology to develop and commercialize novel tetracyclines for serious and life-threatening conditions, including bacterial infections caused by many multidrug-resistant, or MDR, bacteria. There is a medical need for new antibiotics as resistance to existing antibiotics increases. The company’s commercial product, XERAVA™ (eravacycline), a fully synthetic fluorocycline, is an intravenous, or IV, antibiotic that is approved for use as a first-line empiric monotherapy for the treatment of MDR infections, including those found in complicated intra-abdominal infections, or cIAI. The Tetraphase pipeline also includes TP-271 IV and Oral, and TP-6076 IV only, which are Phase 2 ready, and TP-2846, which is in preclinical testing for acute myeloid leukemia.

For additional information about Tetraphase, please visit www.tphase.com.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to anticipated changes in the business environment in which AcelRx operates, future prospects or results, strategy, intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future, or the ability and timing of consummation of the transactions and the potential benefits of the transactions. These statements may be identified by the use of forward-looking terminology such as "believes," "expects," "anticipates," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or the negative of these words or other comparable terminology. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied by such statements, including the risk that we may not be able to close the acquisition of Tetraphase or achieve the expected benefits and cost synergies from the transactions. In addition, such risks and uncertainties may include, but are not limited to, those described in AcelRx's annual, quarterly and current reports (i.e., Form 10-K, Form 10-Q and Form 8-K) as filed or furnished with the Securities and Exchange Commission (SEC). You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date such statements were first made. AcelRx's SEC reports are available at www.acelrx.com under the "Investors" tab. Except to the extent required by law, AcelRx undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

In connection with the proposed transaction between AcelRx and Tetraphase, AcelRx will file with the SEC a registration statement on Form S-4 that will include a document constituting a prospectus of AcelRx and will also contain a proxy statement of Tetraphase. AcelRx and Tetraphase also plan to file other relevant documents with the SEC regarding the proposed transactions. After the registration statement on Form S-4 is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Tetraphase. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by AcelRx or Tetraphase with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AcelRx will be available free of charge within the Investors section of AcelRx’s website at http://ir.acelrx.com. Copies of the documents filed with the SEC by Tetraphase will be available free of charge within the Investors section of Tetraphase’s website at https://ir.tphase.com/investor-relations.

Participants in the Solicitation

Each of AcelRx and Tetraphase and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in connection with the proposed transaction. Information about AcelRx’s directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 14, 2019. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. When available, investors may obtain free copies of these documents from AcelRx or Tetraphase as indicated above.

No Offer or Solicitation

This communication is being made in respect of the proposed transaction involving AcelRx and Tetraphase. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Media Contacts:	Investor Contacts:
Theresa Dolge, Evoke	Raffi Asadorian, CFO, AcelRx
215-928-2748	investors@acelrx.com
theresa.dolge@evokegroup.com

Jessica Ross, Evoke	Brian Korb, Solebury Trout
215-928-2346	646-378-2923
jessica.ross@evokegroup.com	investors@acelrx.com

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